SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*



                              DIANON SYSTEMS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    252826102
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                                 (CUSIP Number)



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         G.S. BECKWITH GILBERT                          DENNIS J. BLOCK, ESQ.
    FIELD POINT CAPITAL MANAGEMENT COMPANY         CADWALADER, WICKERSHAM & TAFT
             47 ARCH STREET                               100 MAIDEN LANE
          GREENWICH, CT 06830                          NEW YORK, NY  10038
            (203) 629-8757                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               November 20, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 252826102                   SCHEDULE 13D          PAGE 2 OF 6 PAGES
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1    NAME OF REPORTING PERSON
     G.S. Beckwith Gilbert
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A) /X/   (B)  / /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     00

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5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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                7     SOLE VOTING POWER
                      1,604,323*
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         21,951**
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          1,604,323*
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      21,951**
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,626,274*

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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.8%

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14     TYPE OF REPORTING PERSON (See Instructions)
       IN

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*     Of these shares, 121,951 shares are held in Mr. Gilbert's IRA account.

** Mr. Gilbert disclaims beneficial ownership of these shares, which are held by the Gilbert Family Trust, of which he is a trustee.

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CUSIP NO. 252826102                   SCHEDULE 13D          PAGE 3 OF 6 PAGES
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1    NAME OF REPORTING PERSON
     Gilbert Family Trust

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) (B)

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     00

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5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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                7     SOLE VOTING POWER
                      21,951
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          21,951
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       21,951

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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.3%

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14     TYPE OF REPORTING PERSON (See Instructions)
       OO

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CUSIP NO. 252826102                   SCHEDULE 13D          PAGE 4 OF 6 PAGES
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INTRODUCTION

      This is Amendment No. 2 to a statement on Schedule 13D (the "Original
Schedule 13D") filed by G.S. Beckwith Gilbert and the Gilbert Family Trust with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of DIANON Systems, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein have the meaning ascribed to them in the Original
Schedule 13D. The text of Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Mr. Gilbert beneficially owns 1,626,274 shares of Common Stock (including 121,951 shares held in Mr. Gilbert's IRA account and 21,951 shares held by the Trust), representing approximately 21.8% of the Company's outstanding shares of Common Stock (based upon 7,446,289 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001). The Trust beneficially owns 21,951 shares of Common Stock, representing approximately 0.3% of the Company's outstanding Common Stock. Solely as a result of their positions as trustees of the Trust, each of the Trustees may be deemed to beneficially own all of the shares of Common Stock of the Company beneficially owned by the Trust and, accordingly, each of them disclaims beneficial ownership of those shares of Common Stock.

            (b) Subject to the provisions of the Purchase Agreement, Mr. Gilbert has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,604,323 shares of Common Stock beneficially owned by him and shared power (with the other Trustees) to vote or to direct the vote and to dispose or to direct the disposition of the 21,951 shares of Common Stock owned by the Trust. Subject to the provisions of the Purchase Agreement, the Trust, acting through its Trustees, has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 21,951 shares of Common Stock owned by it. Subject to the provisions of the Purchase Agreement, neither of the Reporting Persons shares with any other person the power to vote or to direct the vote or the power to dispose or to direct the disposition of any other shares of Common Stock.

            (c) The Reporting Persons and the Trustees have effected transactions in the Common Stock of the Company during the past 60 days as set forth below:


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                     TYPE OF
      BY:          TRANSACTION         DATE          AMOUNT      PRICE PER SHARE
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Mr. Gilbert            Sale            11/19/01       17,500        $46.19
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Mr. Gilbert            Sale            11/20/01       22,500        $45.12
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Mr. Gilbert            Sale            11/21/01       62,500        $45.04
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Trust                  Sale            11/20/01      100,000        $45.12
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All sales exclude broker commissions and were made on the open market, pursuant to Rule 144 under the Securities Act of 1933, as amended.

            (d) Not applicable.

            (e) Not applicable.

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CUSIP NO. 252826102                   SCHEDULE 13D          PAGE 5 OF 6 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  November 23, 2001


 /s/ G.S. Beckwith Gilbert
-----------------------------------
     G.S. Beckwith Gilbert

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CUSIP NO. 252826102                   SCHEDULE 13D          PAGE 6 OF 6 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  November 23, 2001


GILBERT FAMILY TRUST

By:  /s/ G.S. Beckwith Gilbert
       -----------------------------------
            G.S. Beckwith Gilbert